SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 18, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly traded company
Corporate Taxpayer Registration 76.535.764/0001 -43
Board of Trade 53 3 0000622 9

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY AND ADDITIONAL DIVIDEND

We hereby inform Brasil Telecom S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on January 29, 2008, the payment of dividends and the interest on equity which were imputed to the dividends relative to the fiscal year 2007, as decided by the Ordinary General Shareholders’ Meeting held on March 18, 2008, pursuant to article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Following are the details regarding the payment:

1. TOTAL AMOUNT OF INTEREST ON EQUITY AND DIVIDENDS – FISCAL YEAR 2007

Relative to the fiscal year 2007, the total amount of dividends and interest on equity approved was R$757,422,903.51 (seven hundred and fifty seven million, four hundred and twenty two thousand, nine hundred and three reais, and fifty one cents), as follows:

a) Interest on Equity

Relative to the fiscal year 2007, the total amount of interest on equity to be paid is R$350,400,000.00 (three hundred and fifty million and four hundred thousand reais) according to the Material Facts released on the fiscal year 2007, as follows:

Amount Appropriated on 2007 Fiscal Year:

DATE OF THE CREDIT	DATE OF THE MATERIAL FACT RELEASED	RECORD DATE OF THE SHAREHOLDING POSITION	BRAZILIAN EX-DATE	TOTAL AMOUNT (R$)	GROSS AMOUNT (R$)	AMOUNT NET OF INCOME TAX (R$)
01/31/2007[1]	01/31/2007	02/09/2007	02/12/2007	245,000,000.00	0.447674858	0.380523629
12/28/2007[2]	12/14/2007	12/26/2007	12/27/2007	105,400,000.00	0.192591552	0.163702819
Note:
1 The Gross amount and the amount net of income tax are expressed in reais per one thousand shares.
2 The Gross amount and the amount net of income tax are expressed in reais per share, assuming the share grouping approved at the Extraordinary General Shareholders’ Meeting held on April 10th, 2007.

b) Additional Dividends
The total amount of additional dividends of R$407,022,903.51 (four hundred and seven million, twenty two thousand, nine hundred and three reais, and fifty one cents), equivalent to R$0.743730289 per preferred and common share, was approved based on the profits of the fiscal year 2007.

RECORD DATE OF THE SHAREHOLDING POSITION	BRAZILIAN EX-DATE	DATE OF THE MATERIAL FACT RELEASED	TOTAL AMOUNT (R$)	GROSS AMOUNT PER SHARE (R$)
03/18/2008	03/19/2008	01/29/2008	407,022,903.51	0.743730289

2. PAYMENT DATE
Starting on April 16, 2008.

3. FORM AND PLACE OF PAYMENT

Shareholders who have bank accounts and have provided their bank account information to Banco Bradesco S.A. (“Bradesco”), Depositary Institution, will have their dividends and interest on equity credited to those accounts.

The dividends and interest on equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Bradesco branch of his or her choice to receive the dividends and the interest on equity, bringing along proof of banking account for registration (optional) and identified with the following documents:

A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, the minutes of the General Shareholders’ Meeting or the Board of Directors’ meeting which elected the current Management must be presented. Managing partners and directors with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX

The interest on equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco Bradesco S.A. in this condition, according to the Material Facts published on the newspapers Jornal de Brasília, Valor Econômico and Diário Oficial da União, on the fiscal year 2007.

The dividends to be paid were calculated based on the amount of the profit registered in the fiscal year 2007.

Pursuant to Article 654 of RIR/99, there will be no taxation related on profit referent to the fiscal year 2007 for the natural and legal persons who are residents in Brazil and in case of remittance to other countries.

Brasília, March 18, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.